                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

     Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                           For the month of July 2010

                                  TEFRON LTD.
                (Translation of registrant's name into English)

           IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached is a press release by the Company announcing the appointment of Mr.
Arnon Tiberg as the Chairman of the Board of Directors, as of July 5, 2010.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            TEFRON LTD.
                                            (Registrant)

                                            By: /s/ Eran Rotem
                                            ----------------------
                                            Name:  Eran Rotem
                                            Title: Chief Financial Officer

                                            By: /s/ Hanoch Zlotnik
                                            ----------------------
                                            Name:  Hanoch Zlotnik
                                            Title: Treasurer

Date: July 8, 2010

TEFRON ANNOUNCES APPOINTMENT OF ARNON TIBERG AS NEW CHAIRMAN OF THE BOARD OF
DIRECTORS

Misgav, Israel - July 7, 2010 - Tefron (NYSE:TFR, TASE: TFR), ("TEFRON"), a
leading producer of seamless intimate apparel and engineered-for-performance
(EFPTM) active wear, today announced the appointment of Arnon Tiberg as the new
Chairman of the Board of Directors. Tiberg, a textile industry veteran, replaces
Jacob Gelbard who had served as chairman of Tefron since December 27, 2007.

Mr. Tiberg brings to Tefron many years of direct experience in the textile industry and close relationships with Tefron major customer base. Mr. Tiberg served as President and CEO of Delta Galil Industries from 1997 to 2006 where he executed a successful turnaround program for the company and lead Delta's global expansion and NASDAQ listing. Mr. Tiberg also serving as a member of the Board of Directors at NILIT, an Israeli nylon fiber manufacturer, since 1987.
Among other senior managerial positions, Mr. Tiberg was Managing Director of
Mediterranean Car Agency and CEO of the Manufacturers Association of Israel. In
2000, Mr. Tiberg was awarded the Manufacturers' Association 'Industry Award'
which recognizes exceptional activities or achievements in manufacturing industries.

In welcoming Mr. Tiberg, Tefron CEO Amit Meridor commented that, "Arnon brings to Tefron in depth understanding of managing manufacturing companies in general, and the textile industry, in particular. His long industry experience and direct knowledge of the major customer base will help to strengthen Tefron's turnaround program and, especially in improving our service to customers. I have great respect for Arnon, having seen his constructive influence on the Board of
Directors at NILIT, where I managed the fiber division, and I look forward to working with Arnon now even more closely to take Tefron forward in its restructuring program.

ABOUT TEFRON
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TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIMWEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, THE GAP, J.C. PENNEY, WALL-MART, LULULEMON ATHLETICA,
CALVIN KLEIN, MAIDENFORM, PATAGONIA, REEBOK, , AND EL CORTE ENGLESE, AS WELL AS
OTHER WELL KNOWN RETAILERS AND DESIGNER LABELS. THE COMPANY'S PRODUCT LINE
INCLUDES KNITTED BRIEFS, BRAS, TANK TOPS, BOXERS, LEGGINGS, CROP, T-SHIRTS,
NIGHTWEAR, BODYSUITS, SWIMWEAR, BEACH WEAR AND ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

      o     THE EFFECT OF THE WORLDWIDE RECESSION ON OUR SALES TO OUR CUSTOMERS
            IN THE UNITED STATES AND IN EUROPE AND ON OUR ABILITY TO FINANCE OUR
            OPERATIONS;

      o     OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME
            VOLUMES OR ON THE SAME TERMS;

      o     THE FAILURE OF ANY OF OUR PRINCIPAL CUSTOMERS TO SATISFY ITS PAYMENT
            OBLIGATIONS TO US;

      o     THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING
            CHANGES IN FASHION PREFERENCES;

      o     THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
            THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
            SEAMLESS MARKET IN WHICH WE OPERATE;

      o     THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
            INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND
            IMPORT QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
            DIVISION)

      o     FLUCTUATIONS IN INFLATION AND CURRENCY RATES;

      o     THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
            RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
            COMPLICATED PRODUCTS, DIFFERENT RAW MATERIALS AND CHANGES IN MARKET
            TRENDS;

      o     THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF
            OUR EXPANSION INTO NEW PRODUCT LINES;

      o     OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE
            MAINTENANCE OF OUR MACHINERY;

      o     THE FLUCTUATIONS COSTS OF RAW MATERIALS;

      o     OUR DEPENDENCE ON SUBCONTRACTORS IN CONNECTION WITH OUR
            MANUFACTURING PROCESS

      o     OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY
            OUR DEBT;

      o     POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
            INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
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COMPANY CONTACT:
ERAN ROTEM
CHIEF FINANCIAL OFFICER
+972 4 990 0881
reran@tefron.com
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